As filed with the Securities and Exchange Commission on March 31, 2020

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER AND PURSUANT TO SECTIONS 6(C) AND 23(C) OF THE 1940 ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23C-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS

DELAWARE MANAGEMENT COMPANY, A SERIES OF MACQUARIE INVESTMENT MANAGEMENT BUSINESS TRUST

DELAWARE WILSHIRE PRIVATE MARKETS MASTER FUND

DELAWARE WILSHIRE PRIVATE MARKETS FUND

DELAWARE WILSHIRE PRIVATE MARKETS TENDER FUND

Please direct all communications regarding this Application to:

Michael Beattie

SEI Investments

One Freedom Valley Drive

Oaks, Pennsylvania 19456

With copies to:

Sean Graber, Esq. Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, Pennsylvania 19103	David Connor, Esq. Delaware Management Company 2005 Market Street Philadelphia, Pennsylvania 19103

This Application (including Exhibits) contains 22 pages

TABLE OF CONTENTS

I. THE PROPOSAL		3
II. STATEMENT OF FACTS		5
A.	The Applicants	5
B.	Current Structure and Characteristics	6
C.	Proposed Class Structure and Characteristics	7
III. EXEMPTIONS REQUESTED		9
A.	The Multi-Class System	9
B.	Early Withdrawal Charge	9
C.	Asset-Based Distribution and/or Service Fees	9
IV. COMMISSION AUTHORITY		9
V. DISCUSSION		10
A.	Background	10
B.	Multiple Classes of Shares – Exemptions from Sections 18(a)(2), 18(c) and 18(i) under the 1940 Act	12
C.	Early Withdrawal Charge	15
D.	Waivers of Early Withdrawal Charges	16
E.	Asset-Based Distribution and/or Service Fees	17
VI. APPLICANTS’ CONDITION		19
VII. CONCLUSION		19
Exhibit A		21
Exhibit B		22

UNITED STATES OF AMERICA BEFORE THE SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

In the Matter of:

DELAWARE MANAGEMENT COMPANY, A SERIES OF MACQUARIE INVESTMENT MANAGEMENT BUSINESS TRUST

DELAWARE WILSHIRE PRIVATE MARKETS MASTER FUND

DELAWARE WILSHIRE PRIVATE MARKETS FUND

DELAWARE WILSHIRE PRIVATE MARKETS TENDER FUND

Investment Company Act of 1940

File No. [ ]

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER AND PURSUANT TO SECTIONS 6(C) AND 23(C) OF THE 1940 ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23C-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS

I.	THE PROPOSAL

Delaware Wilshire Private Markets Fund (the “Feeder Fund A”), Delaware Wilshire Private Markets Tender Fund (the “Feeder Fund T”) (each, a “Feeder Fund” and together, the “Feeder Funds”), Delaware Wilshire Private Markets Master Fund (the "Master Fund" and together with the Feeder Funds, the “Initial Funds”) and Delaware Management Company, a series of Macquarie Investment Management Business Trust (the “Adviser” and collectively with Feeder Fund A, Feeder Fund T and the Master Fund, the “Applicants”) seek an order of the Securities and Exchange Commission (the “Commission”) (i) pursuant to Section 6(c) of the 1940 Act for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act; (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act, for an exemption from Rule 23c-3 of the 1940 Act; and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to permit the Initial Funds to offer investors multiple classes of shares of beneficial interest (“shares”)1 with varying sales loads and asset-based service and/or distribution fees and to impose early withdrawal charges (“EWCs”), as described more fully in this Application. The Applicants request that the order also apply to any other registered closed-end management investment company that conducts a continuous offering of its shares, existing now or in the future, for which the Adviser, its successors2 or any entity controlling, controlled by, or under common control with the Adviser, or its successors, acts as investment adviser, and that provides periodic liquidity with respect to its shares through tender offers conducted in compliance with Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”) or operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act (each a “Future Fund” and, together with the Initial Funds, the “Funds”).3 Any of the Funds relying on this relief will do so in a manner consistent with the terms and conditions of this Application. Applicants represent that any person presently intending to rely on the order requested in this Application is listed as an Applicant.

[1]	As used in this application (the “Application”), “shares” includes any other equivalent designation of a proportionate ownership interest of a Feeder Fund (or any other registered closed-end management investment company relying on the requested order).
[2]	A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
[3]	The terms “control,” and “investment adviser” are used as defined in Sections 2(a)(9) and 2(a)(20) of the 1940 Act, respectively.

The Initial Funds are newly-formed Delaware statutory trusts that will be registered under the 1940 Act as closed-end, non-diversified management investment companies. Each Initial Funds’ investment objective is to provide efficient access to the private markets with the goals of offering (a) broad, global private markets exposure, with diversification potential across private equity, real assets, private credit and alternative yield, (b) long-term capital appreciation, (c) current income through periodic distributions, and (d) prudent risk management. In pursuing their investment objectives, the Feeder Funds intend to invest substantially all of their assets in the Master Fund in reliance on Section 12(d)(1)(E) of the 1940 Act. Through its investment in the Master Fund, which has substantially the same investment policies as those of the Feeder Funds, each Feeder Fund intends to operate as a "fund of funds" that provides a means for investors to participate in investments in various alternative investment funds (as discussed below). The Master Fund currently does not intend to issue multiple classes of shares and is an Applicant largely because of the master-feeder structure, but the Master Fund may issue multiple classes of shares in the future. The Master Fund’s assets will be primarily invested in a diversified portfolio of investments, including interests in private markets funds acquired in primary transactions, interests in private markets funds acquired in secondary transactions, and direct co-investments. The Master Fund’s portfolio may include (a) private equity investments consisting of buyout and venture capital; (b) private real assets investments consisting of real estate, energy, infrastructure, and natural resources; and (c) private credit investments consisting of direct lending, distressed debt, and mezzanine debt and may also include alternative yield strategies such as niche (sector) credit, specialized asset-based lending, risk transfer strategies, and intangible asset investments.

The shares will be offered on a continuous basis at net asset value per share plus the applicable sales load, if any, as will be described in each Initial Fund’s prospectus. Each Feeder Fund intends to issue an initial class of shares at net asset value (the “Initial Class Shares”). Feeder Fund A will and Feeder Fund T may issue other classes of shares, one or more of which may (but would not necessarily) be subject to a front-end sales load, an annual asset-based service and/or distribution fee and/or an EWC, as described further below.

The shares will not be offered or traded in a secondary market and will not be listed on any securities exchange or quoted on any quotation medium. Because shareholders do not have the right to require the Initial Funds to redeem shares, each Initial Fund may from time to time offer to repurchase shares pursuant to written tenders by shareholders in accordance with Rule 13e-4 under the 1934 Act (“Repurchases”), in order to provide a limited degree of liquidity to shareholders. Repurchases of each Initial Fund’s shares will be made at such times, in such amounts and on such terms as may be determined by each Initial Fund’s Board of Trustees (each, a “Board,” and each member a “Trustee”) in its sole discretion. In determining whether an Initial Fund should offer to Repurchase shares, its Board will consider a variety of operational, business and economic factors. Repurchases will not commence for at least one year following commencement of operations. The Adviser will recommend to the Board (subject to its discretion) that an Initial Fund offer to repurchase shares from shareholders generally on an annual basis (likely to commence at the close of the next fiscal quarter following the first anniversary of the Initial Fund’s launch of operations).

The Initial Funds seek an order permitting them to offer multiple classes of shares, as described below. As with open-end management investment companies that issue multiple classes of shares pursuant to Rule 18f-3 under the 1940 Act, the different classes of shares of an Initial Fund would represent investments in the same portfolio of securities but would be subject to different expenses (such as asset-based service and/or distribution fees and/or an EWC). Thus, the net income attributable to, and any dividends payable on, each class of shares will differ from the other classes from time to time. As a result, the net asset value per share of the classes may differ over time.

Under the proposal, the Initial Class Shares would be offered at net asset value, and other classes of shares would be offered at net asset value and may (but would not necessarily) be subject to a front-end sales load, an annual asset-based service and/or distribution fee and/or an EWC. Each class of shares would comply with the provisions of Rule 12b-1 under the 1940 Act, or any successor thereto or replacement rules, as if that rule applied to closed-end management investment companies, and with the provisions of Rule 2341 of the Rules of the Financial Industry Regulatory Authority (“FINRA”), as such rule may be amended, or any successor rule thereto (“FINRA Rule 2341”)4 as if it applied to the Fund issuing such shares. The structure of the proposed classes of shares is described in detail below under “Statement of Facts – Proposed Class Structure and Characteristics.”

If this Application for an order is granted, the classes of shares discussed herein may or may not be offered. Additional classes of shares may be added in the future.

A number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees for closed-end funds substantially similar to the relief sought by Applicants. See, e.g., OFI Carlyle Private Credit Fund and OC Private Capital, LLC, Inv. Co. Rel. No. 33168 (July 24, 2018) (Notice) and Inv. Co. Rel. No. 33204 (Aug. 20, 2018) (Order); Angel Oak Strategic Credit Fund and Angel Oak Capital Advisors, LLC, Inv. Co. Rel. No. 33066 (April 5, 2018) (Notice) and Inv. Co. Rel. No. 33089 (May 1, 2018) (Order); Blackstone / GSO Floating Rate Enhanced Income Fund, et al., Inv. Co. Rel. No. 32865 (Oct. 23, 2017) (Notice) and Inv. Co. Rel. No. 32901 (Nov. 20, 2017) (Order); Sharespost 100 Fund and SP Investments Management, LLC, Inv. Co. Rel. No. 32767 (July 31, 2017) (Notice) and Inv. Co. Rel. No. 32798 (Aug. 28, 2017) (Order); USQ Core Real Estate Fund and Union Square Capital Partners, LLC, Inv. Co. Rel. No. 32768 (July 31, 2017) (Notice) and Inv. Co. Rel. No. 32799 (Aug. 28, 2017) (Order); CION Ares Diversified Credit Fund, et al., Inv. Co. Rel. No. 32678 (June 13, 2017) (Notice) and Inv. Co. Rel. No. 32731 (July 11, 2017) (Order); and Altegris KKR Commitments Master Fund et al., Inv. Co. Rel No. 31944 (Dec. 17, 2015) (Notice) and Inv. Co. Rel. No. 31955 (Jan. 2, 2016) (Order).

II.	STATEMENT OF FACTS

A.	The Applicants

Each of the Initial Funds is a newly-formed Delaware statutory trust that will be registered under the 1940 Act as a closed-end, non-diversified management investment company. Each of the Initial Funds was organized under the laws of the State of Delaware on March 13, 2020.

[4]	As adopted, FINRA Rule 2341 superseded Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. See Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).

The Adviser is a series of a Delaware statutory trust organized under the laws of the State of Delaware and registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). The Adviser serves as the investment adviser to the Initial Funds.

B.	Current Structure and Characteristics

Shares of the Initial Funds will be offered on a continuous basis pursuant to a private offering at their net asset value per share plus the applicable sales load, if any, and the shares will not be registered under the Securities Act of 1933, as amended (the “Securities Act”).

Each Initial Fund, as a closed-end investment company, will not continuously redeem shares as does an open-end management investment company. Shares of the Initial Funds will not be listed on any securities exchange and do not trade on an over-the-counter system. Furthermore, it is not expected that any secondary market will ever develop for the shares. Thus, in order to provide a limited degree of liquidity to shareholders, the Initial Funds may from time to time offer to repurchase shares at their then current net asset value pursuant to Rule 13e-4 under the 1934 Act pursuant to written tenders by shareholders. Repurchases will be made at such times, in such amounts and on such terms as may be determined by each Board, in its sole discretion.

Each Future Fund that will operate as an interval fund pursuant to Rule 23c-3 under the 1940 Act (“Future Interval Fund”) will adopt a fundamental policy to repurchase a specified percentage of its shares at net asset value on a quarterly, semi-annually or annual basis. Such repurchase offers will be conducted pursuant to Rule 23c-3 under the 1940 Act.5 In order to rely on the requested relief, a Future Interval Fund will adopt fundamental investment policies in compliance with Rule 23c-3 and make periodic repurchase offers to its shareholders or will provide periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the 1934 Act. Any repurchase offers made by the Future Interval Funds will be made to all holders of shares of each such Fund.

Each Fund may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund’s periodic repurchase offers or in a manner otherwise provided by the Board that is offered equally to all shareholders, exchange their shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the 1940 Act or provide periodic liquidity with respect to their shares pursuant to Rule 13e-4 under the 1934 Act and continuously offer their shares at net asset value, that are in the Fund’s group of investment companies (collectively, the “Other Funds”). Shares of a Fund that are exchanged for shares of Other Funds will be included as part of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the 1940 Act or Rule 13e-4 under the 1934 Act, as applicable, unless otherwise stated in a Fund’s registration statement. Any exchange option will comply with Rule 11a-3 under the 1940 Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load (“CDSL”).6

[5]	Rule 23c-3 and Regulation M under the 1934 Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act.
[6]	A CDSL, which may be assessed by an open-end fund pursuant to Rule 6c-10 of the 1940 Act, is a distribution related charge payable to the fund’s distributor. Pursuant to the requested order, any EWC will likewise be a distribution-related charge payable to the fund’s distributor as distinguished from a repurchase fee, which is payable to a Fund to reimburse the Fund for costs incurred in liquidating securities in the Fund’s portfolio.

C.	Proposed Class Structure and Characteristics

Each Initial Fund proposes to engage in a continuous offering of shares in the manner described below. Feeder Fund A will and Feeder Fund T may issue multiple classes of shares, such as the Initial Class Shares, described below, or any other classes. Additional classes may permit an investor to choose the method of purchasing shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase or the length of time the investor expects to hold the shares. In the future, each Feeder Fund Board could adopt this or another sales charge structure. The Master Fund currently does not intend to issue multiple classes of shares, but the Master Fund may issue multiple classes of shares in the future.

The Initial Class Shares would: (1) be offered with no applicable sales load; (2) be subject to minimum initial investment requirements of $25,000, and minimum subsequent investment requirements of $5,000; and (3) be offered with no annual asset-based service and/or distribution fee, in each case as set forth in a Feeder Fund’s offering documents, as amended or supplemented from time to time. The Master Fund and Feeder Fund T currently intend to impose a repurchase fee, but not an EWC, but may impose an EWC in the future. Feeder Fund A does not currently intend to impose an EWC or a repurchase fee, but may do so in the future.

If a Fund charges a repurchase fee, shares of the Fund will be subject to a repurchase fee at a rate of no greater than 2% of the shareholder’s repurchase proceeds if the interval between the date of purchase of the shares and the valuation date with respect to the repurchase of those shares is less than one year. Unlike a distribution-related charge, the repurchase fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund’s generally longer-term investment horizons and investment operations. Repurchase fees, if charged, will equally apply to all classes of shares of a Fund, consistent with Section 18 of the 1940 Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate a repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act as if the repurchase fee were a CDSL and as if the Fund were a registered open-end investment company and the Fund’s waiver of, scheduled variation in, or elimination of, the repurchase fee will apply uniformly to all shareholders of the Fund regardless of class.

Additional classes of shares would be offered at net asset value and may be subject to a front-end sales load, an annual asset-based service and/or distribution fee, an EWC and/or a repurchase fee; these charges may differ in some respect from those applicable to the Initial Class Shares.

Actual fees approved and adopted may vary, but a class of shares could not have annual asset-based service and/or distribution fees in excess of the limits established by FINRA Rule 2341.

Prior to issuing any class of shares with an annual asset-based service and/or distribution fee, an Initial Fund will adopt a distribution and service plan in voluntary compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if those rules applied to closed-end management investment companies (a “Distribution and Service Plan”). As applicable, an Initial Fund Board will adopt a Distribution and Service Plan for each additional class of shares, as applicable, in a manner consistent with Rule 12b-1. The Distribution and Service Plan will be approved by a majority of the Trustees, including a majority of the Trustees who are not “interested persons” of the Initial Fund (within the meaning of Section 2(a)(19) of the 1940 Act), and who have no direct or indirect financial interest in the operation of the Distribution and Service Plan or in any agreements related to the Distribution and Service Plan, as provided for in Rule 12b-1. Pursuant to a Distribution and Service Plan, an Initial Fund will pay its distributor (the “Distributor”) an ongoing distribution and service fee (the “Distribution and Servicing Fee”) at an annualized rate approved by the Board based on the net assets attributable to the relevant class of shares. Under the Distribution and Service Plan, an Initial Fund, either directly or through the Distributor, would compensate brokers, dealers, or other financial intermediaries for activities primarily intended to result in the sale of shares and for personal services provided to shareholders and/or the maintenance of shareholder accounts. Applicants represent that these asset-based distribution and service fees will comply with the provisions of FINRA Rule 2341. Applicants further represent that each Initial Fund will comply with Rule 12b-1 under the 1940 Act as if it were an open-end management investment company. To the extent a Fund offers any exchange privilege or conversion feature, any such privilege or feature will comply with Rule 11a-1, Rule 11a-3, and Rule 18f-3 as if the Fund were an open-end investment company.

All expenses incurred by a Fund will be allocated among its various classes of shares based on the respective net assets of the Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the Distribution and Service Plan of that class (if any), shareholder services fees attributable to a particular class (including, if applicable, transfer agency fees, if any), and any other incremental expenses of that class.

In addition to distribution and/or service fees, each class of shares of a Fund may, by action of the Fund’s Board or its delegate, also pay a different amount of the following expenses:

(1)	administrative and/or accounting or similar fees (each as described in the Fund’s offering documents, as amended or supplemented from time to time);

(2)	legal, printing and postage expenses related to preparing and distributing to current shareholders of a specific class materials such as shareholder reports, prospectuses, offering documents and proxies;

(3)	Blue Sky fees incurred by a specific class;

(4)	Commission registration fees incurred by a specific class;

(5)	expenses of administrative personnel and services to support the shareholders of a specific class;

(6)	Trustees’ fees incurred as a result of issues relating to a specific class;

(7)	auditors’ fees, litigation expenses, and other legal fees and expenses relating to a specific class

(8)	incremental transfer agent fees and shareholder servicing expenses identified as being attributable to a specific class

(9)	account expenses relating solely to a specific class;

(10)	expenses incurred in connection with any shareholder meetings as a result of issues relating to a specific class; and

(11)	any such other expenses (not including advisory or custodial fees or other expenses related to the management of the Fund’s assets) actually incurred in a different amount by a class or related to a class’ receipt of services of a different kind or to a different degree than another class.

Any income, gain, loss and expenses of a Fund not allocated to specific classes as described above will be charged to the Fund and allocated to each class of the Fund in a manner consistent with Rule 18f-3(c)(1) under the 1940 Act.

From time to time, the Board of a Fund may create and offer additional classes of shares, or may vary the characteristics described above, including without limitation, in the following respects: (1) the amount of fees permitted by a Distribution and Service Plan as to such class; (2) voting rights with respect to a Distribution and Service Plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of shares allocated on a class basis as described in this Application; (5) differences in any dividends and net asset value per share resulting from differences in fees under a Distribution and Service Plan or in class expenses; (6) any EWC or other sales load structure; and (7) any exchange or conversion features, as permitted under the 1940 Act. Each Fund will comply with the provisions of Rule 18f-3 under the 1940 Act, as if it were an open-end management investment company. A Fund’s repurchases will be made to all of its classes of shares at the same time, in the same proportional amounts and on the same terms, except for differences in net asset value per share resulting from differences in fees under a Distribution and Service Plan and/or service plan or in class expenses.

Because of the different distribution fees, shareholder services fees, and any other class expenses that may be attributable to the different classes, the net income attributable to, and any dividends payable on, each class of shares may differ from each other from time to time. As a result, the net asset value per share of the classes may differ over time. Expenses of a Fund allocated to a particular class of the Fund’s shares will be borne on a pro rata basis by each outstanding share of that class.

III.        EXEMPTIONS REQUESTED

A.	The Multi-Class System

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of shares might be deemed to result in the issuance of a class of “senior security”7 within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act, violate the equal voting provisions of Section 18(i) of the 1940 Act, and if more than one class of senior security were issued, violate Section 18(c) of the 1940 Act.

B.	Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) to the extent that rule is construed to prohibit the imposition of an EWC by a Fund.

C.	Asset-Based Distribution and/or Service Fees

Applicants request an Order pursuant to Section 17(d) and Rule 17d-1 to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

IV.	COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

[7]	Section 18(g) defines senior security to include any stock of a class having a priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different net asset value, receive a different distribution amount or both. A class with a higher net asset value may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends.

Section 23(c) of the 1940 Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.	DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.8 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity a fund’s shareholders will have, and thus the liquidity required of such fund’s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the staff determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements.9

The one exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the 1940 Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.10 The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.11 The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

[8]	SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation 421 (May 1992), at 421.
[9]	Id. at 424.
[10]	Id. at 439-40.
[11]	Id. at 424.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.12 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.13

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.14 Nonetheless, while the prime rate funds created the model for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system and the imposition of asset-based distribution and/or service fees for which the Initial Funds seek relief. Since 1998, the Commission granted relief to the following closed-end investment companies, among others, to issue multiple classes of shares, to impose EWCs and to impose distribution and/or service fees, e.g., e.g., CIM Real Assets & Credit Fund, Hartford Schroders Opportunistic Income Fund, 1WS Credit Income Fund, Lord Abbett Credit Opportunities Fund, Cliffwater Corporate Lending Fund, Destra International & Event-Driven Credit Fund, Hedge Fund Guided Portfolio Solution, Blackstone / GSO Floating Rate Enhanced Income Fund, Sharespost 100 Fund, USQ Core Real Estate Fund, CION Ares Diversified Credit Fund and Altegris KKR Commitments Master Fund.15

[12]	Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).
[13]	Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the 1940 Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To the Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.
[14]	Protecting Investors at 439-40; Proposing Release at 27.
[15]	See CIM Real Assets & Credit Fund, et al., Investment Co. Rel. No. 33630 (Sept. 23, 2019) (Notice) and Investment Co. Rel. No. 33659 (Oct. 22, 2019) (Order); Hartford Schroders Opportunistic Income Fund and Hartford Funds Management Company, LLC, Investment Co. Act Rel. No. 33610 (Aug. 27, 2019) (Notice) and Investment Co. Act Rel. No. 33632 (Sept. 24, 2019) (Order); 1WS Credit Income Fund and 1WS Capital Advisers, LLC, Investment Co. Act Rel. No. 33556 (July 16, 2019) (Notice) and Investment Co. Act Rel. No. 33589 (Aug. 14, 2019) (Order); Lord Abbett Credit Opportunities Fund, et al., Investment Co. Rel. No. 33513 (June 19, 2019) (Notice) and Investment Co. Rel. No. 33659 (July 16, 2019) (Order); Cliffwater Corporate Lending Fund and Cliffwater LLC, Investment Co. Rel. No. 33318 (December 6, 2018) (Notice) and Investment Co. Re. No. 33437 (February 1, 2019) (Order); Destra International & Event-Driven Credit Fund, et al., Investment Co. Rel. No. 33268 (October 11, 2018) (Notice) and Investment Co. Rel. No. 33293 (November 9, 2018) (Order); Hedge Fund Guided Portfolio Solution, et al., Investment Co. Rel. No. 33255 (September 26, 2018) (Notice) and Investment Co. Rel. No. 33278 (October 23, 2018) (Order); Blackstone / GSO Floating Rate Enhanced Income Fund, et al., Investment Co. Rel. No. 32865 (Oct. 23, 2017) (Notice) and Investment Co. Rel. No. 32901 (Nov. 20, 2017) (Order); Sharespost 100 Fund and SP Investments Management, LLC, Investment Co. Rel. No. 32767 (July 31, 2017) (Notice) and Investment Co. Rel. No. 32798 (Aug. 28, 2017) (Order); USQ Core Real Estate Fund and Union Square Capital Partners, LLC, Investment Co. Rel. No. 32768 (July 31, 2017) (Notice) and Investment Co. Rel. No. 32799 (Aug. 28, 2017) (Order); CION Ares Diversified Credit Fund, et al., Investment Co. Rel. No. 32678 (June 13, 2017) (Notice) and Investment Co. Rel. No. 32731 (July 11, 2017) (Order); and Altegris KKR Commitments Master Fund, et al., Investment Co. Rel No. 31944 (Dec. 17, 2015) (Notice) and Investment Co. Rel. No. 31955 (Jan. 2, 2016) (Order).

B.	Multiple Classes of Shares – Exemptions from Sections 18(a)(2), 18(c) and 18(i) under the 1940 Act

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of shares might be deemed to result in the issuance of a class of “senior security” within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act, violate the equal voting provisions of Section 18(i) of the 1940 Act, and if more than one class of senior security were issued, violate Section 18(c) of the 1940 Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in section 13(a).16 Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be voting stock and have equal voting rights with every other outstanding voting stock: Provided, That this subsection shall not apply .. . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the 1940 Act provides that “it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock,” except that “any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . . .”

The multi-class system proposed herein may result in shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed system (i) shareholders of different classes would pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

[16]	Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.

Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her shares and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize separate investment portfolios for each class of shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposal, owners of each class of shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,17 the Commission adopted Rule 18f-3 under the 1940 Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.18

Applicants believe that the proposed closed-end investment company multiple class structure does not raise concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies’ multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund’s assets. In addition, the proposed structure will not increase the speculative character of each Fund’s shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and/or service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund in many ways resembles an open-end fund in its manner of operation and in the distribution of its shares, except for differences related to repurchases.

[17]	See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).
[18]	See Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

In particular, each Fund will offer shares continuously at a price based on net asset value, plus any applicable front-end sales charge, if any. Differences among classes will, as detailed above, relate largely to differences in distribution and/or service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to similarly-situated closed-end funds.19 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Each Applicant is aware of the need for full disclosure of the proposed multi-class system in each Fund’s prospectus and of the differences among the various classes and the different expenses of each class of shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.20 Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports21 and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.22 Each Fund will include these disclosures in its shareholder reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of the Fund’s shares comply with such requirements in connection with the distribution of such Fund’s shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.23 Applicants will comply with all such applicable disclosure requirements.

[19]	See supra note 15.
[20]	In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.
[21]	Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).
[22]	Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).
[23]	Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the 1940 Act.

The requested relief is substantially similar to prior exemptions granted by the Commission to Blackstone / GSO Floating Rate Enhanced Income Fund, Sharespost 100 Fund, USQ Core Real Estate Fund, CION Ares Diversified Credit Fund and Altegris KKR Commitments Master Fund.24 In those cases, the Commission permitted closed-end funds that offered and sold their shares continuously and that conducted periodic repurchase offers or tender offers for a portion of their shares, to implement multiple-class structures. Accordingly, Applicants believe that there is ample precedent for the implementation of a multiple-class system by the Funds.

C.	Early Withdrawal Charge

Rule 23c-3 under the 1940 Act permits an interval fund to make repurchase offers of between five and twenty-five percent of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for a Fund to impose EWCs on shares submitted for repurchase that have been held for less than a specified period. The Funds may seek to impose EWCs that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the 1940 Act. The Funds may assess EWCs in much the same way non-interval funds currently assess EWCs. As more fully described below, these charges will be paid to the distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of EWCs would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds which offer their securities continuously, as the Funds will do for their common shares. Any EWC imposed by a Fund will comply with Rule 6c-10 under the 1940 Act as if the rule were applicable to closed-end funds.

In the Adopting Release, the Commission stated that “the requirement [of Rule 23c-3(b)(1)] that repurchases take place at net asset value and the limitation of repurchase fees to no greater than two percent implicitly preclude the imposition” of CDSLs.25 The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds, such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of [FINRA Rule 2341] upon distribution charges of open-end companies, which goes into effect in July of [1993].26

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of FINRA Rule 2341, governing sales charges for open-end funds and (iii) deferred sales loads are imposed in a non-discriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of EWCs in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose EWCs.

[24]	See supra note 15.
[25]	Adopting Release. Rule 23c-3(b)(1) provides in pertinent part: “The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. . . .. The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase.”
[26]	Id.

With respect to the policy considerations supporting imposition of EWCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.27 Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose EWCs although nothing in the 1940 Act would preclude them from doing so. Section 23(c)(2) of the 1940 Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund’s distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)’s requirements that repurchases take place at net asset value is to preclude interval funds from imposing EWCs. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.28 The best price rules under Rule 23c-1(a)(9) of the 1940 Act and Rule 13e-4(f)(8)(ii) of the 1934 Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing EWCs.29 There is, in Applicants’ view, no rational basis to apply Rule 23c-3(b)(1)’s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the EWCs (and any scheduled waivers of the EWC) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose EWCs in accordance with the requirements of Form N-1A concerning CDSLs as if the Fund were an open-end investment company.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder service and distribution fee limits imposed by FINRA Rule 2341 on the same basis as if it were an open-end investment company. In this regard, a Fund will pay service and/or distribution fees pursuant to plans that are designed to meet the requirements of FINRA Rule 2341 on the same basis as if it were an open-end investment company subject to that rule.

The Commission has previously granted the same type of exemptive relief requested herein.30 In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

D.	Waivers of Early Withdrawal Charges

Each Fund may grant waivers of the EWCs on repurchases in connection with certain categories of shareholders or transactions established from time to time. The Funds will apply the EWC (and any waivers, scheduled variations, or eliminations of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act as if the Funds were open-end investment companies. The shares that benefit from such waivers are less likely to be the cause of rapid turnover in shares of a Fund, particularly where there are also important policy reasons to waive the EWC, such as when shares are tendered for repurchase due to the death, disability or retirement of the shareholder. The EWC may also be waived in connection with a number of additional circumstances, including the following repurchases of shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986, as amended; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to a Fund, the waiver of the EWC works to shareholders’ advantage while not harming the distributor economically.

[27]	Adopting Release, Section II.A.7.c. Section 23(c)(2) does not require that repurchases be made at net asset value.
[28]	See Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.
[29]	See Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).
[30]	See supra note 14.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to “require forward pricing of fund shares largely dispelled concerns about share dilution.” Furthermore, “the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares.”31 In light of these circumstances, the Commission believed that “it is appropriate to permit a broader range of scheduled variation” as permitted in amended Rule 22d-1.32 Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled “variations in, or elimination of, the sales load to particular classes of investors or transactions” provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10 permitting CDSLs for open-end funds, adopted in April 1995, permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.33 The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, EWCs, subject to appropriate safeguards.

E.	Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limit the ability of a closed-end fund to impose a distribution and/or service fee.34

[31]	Investment Co. Act Rel. No. 14390 (February 2, 1985).
[32]	Id.
[33]	Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.
[34]	Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.

Section 17(d) of the 1940 Act prohibits an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from effecting any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

Each Fund will comply with the protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 in connection with its plan with respect to each class of shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1.

Applicants note that, at the same time the Commission adopted Rule 12b-1,35 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-l to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.36

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund’s financing the distribution of its shares should be resolved by such Fund’s undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds’ imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the 1940 Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the 1940 Act and does not involve participation on a basis different from or less advantageous than that of other participants).

[35]	See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).
[36]	Id.

VI.	APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the 1940 Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with FINRA Rule 2341, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.	CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will insure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.37

As required by Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that all of the requirements for execution and filing of this application have been complied with in accordance with the governing documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Funds’ Board are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants state that their address is One Freedom Valley Drive, Oaks, Pennsylvania 19456 (for the Initial Funds) and 2005 Market Street, Philadelphia, PA 19103 (for the Adviser) and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

****

Signature Page Follows

[37]	See supra note 15.

Signatures

IN WITNESS WHEREOF, pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this Application to be duly signed on the 31st day of March, 2020.

DELAWARE WILSHIRE PRIVATE MARKETS MASTER FUND
DELAWARE WILSHIRE PRIVATE MARKETS FUND
DELAWARE WILSHIRE PRIVATE MARKETS TENDER FUND

By:	/s/Michael Beattie
Name:	Michael Beattie
Title:	President

DELAWARE MANAGEMENT COMPANY, A SERIES OF MACQUARIE INVESTMENT MANAGEMENT BUSINESS TRUST

By:	/s/ Richard Salus
Name:	Richard Salus
Title:	Senior Vice President

EXHIBIT A

DELAWARE WILSHIRE PRIVATE MARKETS MASTER FUND
DELAWARE WILSHIRE PRIVATE MARKETS FUND
DELAWARE WILSHIRE PRIVATE MARKETS TENDER FUND
(each, a “Trust”)

RESOLUTIONS ADOPTED BY THE BOARD OF TRUSTEES OF EACH TRUST

Approval of Filing of Multiple Class Exemptive Application, and Approval to File Amendments to Multiple Class Exemptive Application

VOTED:	That each Trust’s filing of an application: (i) pursuant to section 6(c) of the 1940 Act for an order of exemption from sections 18(a)(2), 18(c) and 18(i) thereunder; (ii) pursuant to sections 6(c) and 23(c) of the 1940 Act for an order of exemption from Rule 23c-3 thereunder; and (iii) pursuant to section 17(d) of the 1940 Act and Rule 17d-1 thereunder to permit the Trust to offer investors multiple classes of shares with varying sales loads, asset-based service and/or distribution fees, early withdrawal charges and/or such other features that such officer or officers may deem to be necessary or appropriate (the “Multi-Class Exemptive Application”) be, and it hereby is, approved.

VOTED:	That each Trust’s President, any Vice President, the Treasurer and the Secretary are, and each of them acting singly hereby is, authorized to execute and file or cause to be filed in the name and on behalf of the Trust with the SEC any amendments to the Multi-Class Exemptive Application and to take such other action as the officer or officers so acting may consider necessary or desirable, the execution of any such documents or the taking of any such action to be conclusive evidence of its authorization hereby.

EXHIBIT B

Verifications of the Funds and Delaware Management Company

The undersigned states that he has duly executed the attached application dated March 31, 2020 for and on behalf of Delaware Wilshire Private Markets Master Fund, Delaware Wilshire Private Markets Fund and Delaware Wilshire Private Markets Tender Fund in his capacity as President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Michael Beattie
Name:	Michael Beattie
Title:	President

The undersigned states that he has duly executed the attached application dated March 31, 2020 for and on behalf of Delaware Management Company, a series of Macquarie Investment Management Business Trust, in his capacity as Senior Vice President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Richard Salus
Name:	Richard Salus
Title:	Senior Vice President